

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Cindy Tang
Chief Financial Officer
51Talk Online Education Group
24 Raffles Place #17-04 Clifford Centre
Singapore 048621

> **Re: 51Talk Online Education Group**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-37790**

Dear Cindy Tang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yilin Xu, Esq.